SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Sonic Solutions

(Name of Subject Company (Issuer))

Sparta Acquisition Sub, Inc. (Offeror)

Rovi Corporation (Parent of Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

835460106

(CUSIP Number of Class of Securities)

Alfred J. Amoroso

President & CEO

Rovi Corporation

2830 De La Cruz Boulevard

Santa Clara, California 95050

(408) 562-8400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

copies to:

Stephen Yu, Esq.	Jon Gavenman, Esq.
Rovi Corporation.	Cooley LLP
2830 De La Cruz Blvd.	3175 Hanover Street
Santa Clara, CA 95050	Palo Alto, CA 94304-1130
(408) 562-8400	(650) 843-5000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)(3)
$874,388,847.36	$101,516.55

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with the Securities Exchange Act of 1934, as amended, based on the sum of (A) $225,130,559.50, the minimum amount of cash payable in the exchange offer and subsequent first merger, plus (B) $649,258,287.86, the value of the maximum number of shares of Rovi common stock payable in the exchange offer and subsequent first merger, which is based on the average of the high and low per share prices of Rovi Corporation common stock, par value of $0.001 per share, as reported on the NASDAQ Global Select Market on January 10, 2011.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of transaction value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010.

(3)	Previously Paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: $73,321.22	Filing Party: Rovi Corporation
Form or Registration No.: Form S-4	Date Filed: January 14, 2011

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO, as amended (the “Schedule TO”), originally filed on January 14, 2011, relating to the offer by Sparta Acquisition Sub, Inc., a California corporation (the “Purchaser”) and a wholly-owned subsidiary of Rovi Corporation, a Delaware corporation (“Rovi”), to purchase each outstanding share of common stock, no par value, of Sonic Solutions, a California corporation (“Sonic”). Each Sonic shareholder who participates in the Offer (as defined below) may elect to receive consideration in the form of $14.00 per share in cash (the “cash election”) or a fraction of a share of Rovi’s common stock equal to 0.2489 (the “stock election”), in each case, subject to adjustment for stock splits, stock dividends and similar events as described in the Prospectus/Offer to Purchase, dated January 14, 2011, and amended on January 31, 2011 (the “Prospectus/Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The aggregate amount of cash and of Rovi common stock available to be paid and issued in the Offer will be determined on a 55/45 basis, such that if the holders of more than 55% of the shares of Sonic common stock tendered in the Offer elect more than the amount of cash available, or if the holders of more than 45% of the shares of Sonic common stock tendered in the Offer elect more than the amount of Rovi common stock available, Sonic shareholders will receive on a pro rata basis the other kind of consideration to the extent the kind of consideration they elect to receive is oversubscribed. Sonic shareholders that tender their shares of Sonic common stock in the Offer, but do not make a cash election or a stock election will be treated as if they had made no election and the amount of cash and/or shares of Rovi common stock that they receive will be based on the amount of cash and/or shares of Rovi common stock remaining after giving effect to the cash elections and stock elections.

The offer is being made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of December 22, 2010, as amended from time to time, by and among Rovi, Purchaser and Sonic, which contemplates the offer and the subsequent merger of Purchaser with and into Sonic (the “First Merger”) with Sonic surviving as a wholly-owned subsidiary of Rovi. Immediately following the First Merger, Sonic will be merged with and into another wholly-owned subsidiary of Rovi (the “Second Merger”, and together with the First Merger, the “Mergers”). Rovi filed Amendment No. 1 to the Registration Statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) relating to the shares of Rovi common stock to be issued to Sonic shareholders and holders of options, restricted stock units and warrants to purchase shares of common stock of Sonic in the offer and the First Merger (the “Registration Statement”). The terms and conditions of the Offer and the Mergers are described in the Prospectus/Offer to Purchase which is a part of the Registration Statement, and the related Letter of Transmittal, which are Exhibits (a)(4) and (a)(1)(A) hereto, respectively.

ITEMS 1 THROUGH 11

Items 1 through 11 are hereby amended and supplemented as set forth in the Prospectus/Offer to Purchase, which is filed as Exhibit (a)(4) hereto.

All of the information in the Prospectus/Offer to Purchase and the related Letter of Election and Transmittal, and any Prospectus/Offer to Purchase supplement or other amendment thereto related to the Offer hereafter filed with the SEC by Rovi and Purchaser, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11(a)(3) of the Schedule TO is hereby amended and supplemented to include the following:

“The Federal Trade Commission and the Department of Justice granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act relating to the proposed acquisition of Sonic by Rovi. The proposed exchange offer and subsequent merger remain subject to other closing conditions. On January 24, 2011, Rovi issued a press release announcing that the required waiting period under the HSR Act had been terminated. A copy of the press release is attached hereto as Exhibit (a)(5)(B).”

Item 11(a)(5) of the Schedule TO is hereby amended and supplemented to include the following:

On January 3, 2011, Vassil Vassilev, an individual claiming to hold shares of common stock of Sonic, filed a complaint in the Superior Court of California for the County of Marin seeking, inter alia, to enjoin the proposed Offer and First Merger, on the grounds that Sonic’s directors allegedly breached their fiduciary duties by engaging in an allegedly unfair negotiation process and agreeing to an allegedly unfair acquisition price. The complaint names Sonic, each of its directors, Rovi, and Sparta as defendants.

On January 10, 14 and 18, 2011, three substantially similar putative class action lawsuits were filed in the same court against the same defendants, entitled Matthew Barnes v. Habinger [sic] et al., Mark Chropufka v. Sonic Solutions, et al. and Diana Willis v. Sonic Solutions, et al., respectively. On January 21, 2011, plaintiff Mark Chropufka filed an amended class action complaint, which all plaintiffs then designated as the operative complaint, and which adds allegations of omissions in the Schedule 14D-9 Recommendation Statement filed by Sonic on January 14, 2011. On January 27, 2011, the parties submitted a stipulation and proposed order consolidating all lawsuits filed in connection with the proposed Offer and Mergers (the “Consolidated Action “). On January 25, 2011, another substantially similar putative class action lawsuit was filed in the same court against the same defendants, entitled Joann Thompson v. Sonic Solutions, et al. On January 28, 2011, the parties to the consolidated action reached an agreement in principle to settle. The proposed settlement, which is subject to court approval following notice to the class and a hearing, disposes of all causes of action asserted in the consolidated action and in Thompson v. Sonic Solutions, et. al. on behalf of all class members who do not elect to opt out of the settlement. Class members who elect to opt out, if any, may continue to pursue causes of action against the defendants.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended by the restatement of Exhibit (a)(4) and the addition of Exhibit (a)(5)(B) as set forth below:

(a)(4)	Prospectus/Offer to Purchase relating to shares of Rovi Common Stock to be issued in the Offer and the Merger (incorporated by reference to Amendment No. 1 to Registration Statement on Form S-4, filed by Rovi Corporation with the Securities and Exchange Commission on January 31, 2011)

(a)(5)(B)	Press Release issued by Rovi Corporation on January 24, 2011 (incorporated by reference from the Form 425 filed by Rovi Corporation with the Securities and Exchange Commission on January 24, 2011)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPARTA ACQUISITION SUB, INC.

By:	/S/ STEPHEN YU
Name:	Stephen Yu
Title:	Secretary

ROVI CORPORATION

By:	/S/ STEPHEN YU
Name:	Stephen Yu
Title:	EVP and General Counsel

Dated: January 27, 2011

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.1 from the Registration Statement on Form S-4, filed by Rovi Corporation with the Securities and Exchange Commission on January 14, 2011)

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 from Rovi Registration Statement on Form S-4, filed by Rovi Corporation with the Securities and Exchange Commission on January 14, 2011)

(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 from the Registration Statement on Form S-4, filed by Rovi Corporation with the Securities and Exchange Commission on January 14, 2011)

(a)(1)(D)	Form of Letter to Clients with respect to the Prospectus/Offer to Purchase for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 from the Registration Statement on Form S-4, filed by Rovi Corporation with the Securities and Exchange Commission on January 14, 2011)

(a)(4)	Prospectus/Offer to Purchase relating to shares of Rovi Common Stock to be issued in the Offer and the Merger (incorporated by reference to Amendment No. 1 to Registration Statement on Form S-4, filed by Rovi Corporation with the Securities and Exchange Commission on January 31, 2011)

(a)(5)(A)	Form of Summary Advertisement published in the Wall Street Journal on January 14, 2011 (incorporated by reference to Form 425 filed by Rovi Corporation on January 14, 2011).

(a)(5)(B)	Press Release issued by Rovi Corporation on January 24, 2011 (incorporated by reference from the Form 425 filed by Rovi Corporation with the Securities and Exchange Commission on January 24, 2011)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger and Reorganization, dated as of December 22, 2010, by and among Rovi Corporation, Sparta Acquisition Sub, Inc. and Sonic Solutions (incorporated by reference to Exhibit 2.1 from the Form 8-K filed by Rovi Corporation with the Securities and Exchange Commission on December 27, 2010)

(d)(2)	Form of Shareholder Agreement, dated as of December 22, 2010, by and between Rovi Corporation and certain directors and executive officers of Sonic Solutions (incorporated by reference to Exhibit 2.2 from the Form 8-K filed by Rovi Corporation with the Securities and Exchange Commission on December 27, 2010)